SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2004

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BELL CANADA CLOSES 360NETWORKS TRANSACTION

New subsidiary to support Bell’s western growth objectives

Vancouver, British Columbia, November 22, 2004 — Bell Canada today announced that it has completed the acquisition of Vancouver-based 360networks Corporation’s Canadian operations, including those of GT Group Telecom Services Corp., 360networks services ltd., 360networks Canada ltd., LondonConnect Inc. and 360networks (CDN Fiber) ltd., as well as certain U.S. network assets and facilities, for Can $275 million. These businesses represent substantially all of the Canadian network assets and facilities of 360networks Corporation. Coincident with the transaction, Bell Canada has also sold 360networks Corporation’s retail customer contracts in Ontario, Québec and Atlantic Canada to Sprint Canada Inc.

This acquisition gives Bell an extensive fibre network across major cities in Western Canada, including leading-edge local facilities, and access to almost 200 additional office buildings in Vancouver, Victoria, Calgary, Edmonton, and Winnipeg.

These new businesses will continue to be operated under the Group Telecom brand, serving business customers in Manitoba, Saskatchewan, Alberta and British Columbia as well as wholesale customers nationally and internationally. Heading up Group Telecom is Bell Canada’s Mark Hanlon, who is appointed Chief Operating Officer.

Complementing Bell’s own resources and state-of-the-art facilities in Alberta and British Columbia, Group Telecom will help Bell drive its national growth strategy, commitment to Western Canada’s business market and transformation into Canada’s leading IP services provider.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca .

For further information:

France Poulin	George Walker
Communications	Investor Relations
(514) 391-2007	(514) 870-2488
1 877 391-2007	george.walker@bell.ca
france.poulin@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: November 22, 2004